SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's
Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Receives $1.2 Million Orders for its DreamBox System With Intelligent Video Analysis for Delivery in Western Europe dated November 1, 2007.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Receives $1.2 Million Orders for its DreamBox System With Intelligent Video Analysis for Delivery in Western Europe

Thursday November 1, 9:30 am ET

YAHUD, Israel, November 1 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ: MAGS; TASE: MAGS), today announced that it recently received two orders for approximately US$1.2 million to protect an air force base along a seashore and dozens of gas storage sites in Western Europe.

The first order is for protection of an air force base situated next to a seashore from intruders infiltrating the base from the sea. The order includes the Magal's MTC-1500 Thermal Day and Night Surveillance cameras and DreamBox system with its built-in intelligent video analysis technology.

The second order is for protection of dozens of gas storage sites from illegal and unauthorized entry into the secured area. The order includes Magal's DreamBox system with its integrated intelligent video analysis technology.

DreamBox is a state-of-the-art embedded hardware and software product which in these two orders integrates intelligent video analysis, digital video recording and a video matrix switcher with its security management system.

Mr. Izhar Dekel, CEO of Magal, said: "These new DreamBox orders, one of which is a follow-on order from an existing customer, validate, once again, our leadership position in the high-end security market, as well as our ability to migrate our premier high-end security platforms to the broad civilian market. Furthermore, the follow-on order from an existing customer further attests to our ongoing commitment to customer satisfaction, by steadily identifying and developing solutions in the forefront of innovation and technology."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Magal trades under the symbol MAGS in the U.S. on the NASDAQ Global Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Company
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    G.K. Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    E-mail: Ehud@gk-biz.com
    Kenny@gk-biz.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  November 1, 2007